QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.(a)(5)(B)

FOR IMMEDIATE RELEASE

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
ANNOUNCES COMMENCEMENT OF TENDER OFFER

        Ramsey, New Jersey, November 10, 2003—Bogen Communications International, Inc. (Nasdaq: BOGN) announced today that it is commencing its previously announced tender offer for 2,000,000 shares of its common stock at a price per share of $5.00.

        If holders of more than 2,000,000 shares properly tender their shares, Bogen will purchase shares tendered by the holders on a pro rata basis. Bogen may, at its election, give preference to shares tendered by "odd lot" holders. Shareholders whose shares are purchased in the offer will be paid the purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders including, among other things, Bogen's ability to obtain financing. Bogen anticipates financing the tender offer using cash on hand and an $8.5 million credit facility, with respect to which Bogen has received a commitment letter from KeyBank.

        The offer will expire at 5:00 p.m., New York City time, on Wednesday, December 10, 2003, unless extended by Bogen.

        Bogen intends to terminate the registration of its common stock under the Securities Exchange Act of 1934. Once the termination becomes effective, Bogen and its stockholders will no longer be subject to the provisions of and rules under the Securities Exchange Act of 1934 applicable to registered companies. Among the ramifications of such termination, Bogen would no longer be required to file periodic reports, such as Forms 10-K and 10-Q, with the SEC, or send annual reports to its stockholders in connection with stockholder meetings. Furthermore, once such termination is effective, Bogen common stock will cease to be eligible for quotation on the Nasdaq National Market or the OTC Bulletin Board. It is anticipated that Bogen's common stock will then be quoted only on the "pink sheets".

        The board of directors determined that Bogen should terminate the registration of its common stock under the Securities Exchange Act of 1934 because it believes that the advantages of registration are outweighed by the costs and administrative burdens to the Company. In making its determination, the Board of Directors considered, among other things, the trading volume in the Company's common stock and the costs associated with remaining an SEC reporting company.

        The information agent is MacKenzie Partners, Inc. None of Bogen, its board of directors, and the information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Bogen common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. Investors are urged to read Bogen's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from MacKenzie Partners, Inc., the information agent for the tender offer, by directing such request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, telephone (212) 929-5500 or (800) 322-2885.

        Bogen Communications International, Inc., based in Ramsey, New Jersey and Munich, Germany, develops, manufactures, and markets telecommunications peripherals, sound processing equipment, and Unified Messaging products and services. Bogen's products are sold to commercial, industrial, professional and institutional customers worldwide.

        Except for historical information contained herein, the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Many factors could cause Bogen to delay or modify its self-tender offer or the termination of the registration of its common stock, including the following: changes in its stock price, changes in its operating results, general market conditions, the availability of financing to complete the tender offer, new technological developments, competition, potential acquisitions and divestitures and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed from time to time in Bogen's reports on file with the Securities and Exchange Commission, including Bogen's Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the quarter ended September 30, 2003. Bogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Bogen Communications International, Inc
Maureen Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com

Information Agent:

McKenzie Partners, Inc.
Mark Harnett, President
(212) 929-5500

QuickLinks

BOGEN COMMUNICATIONS INTERNATIONAL, INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER